Exhibit 99.17(a)

PROTECTIVE LIFE INSURANCE COMPANY

DESCRIPTION OF ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES FOR
PROTECTIVE EXECUTIVE BENEFITS REGISTERED VUL POLICIES

ISSUED THROUGH PROTECTIVE COLI VUL SEPARATE ACCOUNT

Pursuant to Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Protective Life Insurance Company (“Protective Life” or the “Company”) in connection with the issuance of Protective Executive Benefits Registered VUL, an individual flexible premium variable universal life insurance policy (the “Policy”), the transfer of assets held thereunder, and the redemption by Owners of their interests in such Policy. The defined terms used in this memorandum are the same as the defined terms in the Policy or prospectus, unless otherwise defined herein.

I. PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF POLICIES

A. Application and Underwriting

Upon receipt of a completed application, the Company will follow underwriting (e.g., evaluation of risks) procedures designed to determine whether the applicant is insurable. The underwriting policies of the Company are established by management. The Company uses information from the application and, in some cases, inspection reports, attending physician statements, or medical examinations to determine whether a Policy should be issued as applied for, rated, or rejected. Medical examinations of applicants may be required. Medical examinations are requested of any applicant, regardless of age and amount of requested coverage, if an examination is deemed necessary to underwrite the risk. Substandard risks may be referred to reinsurers for full or partial reinsurance of the substandard risk. The Company will not issue a Policy until the underwriting procedures have been completed.

Insurance coverage under a Policy will begin as of the Policy Effective Date, which is generally the Issue Date. If, an initial minimum premium is received with an application, the Policy Effective Date will be the later of the date that the application is signed or any required medical examination is completed.

In order to obtain a more favorable Issue Age, the Company may permit Owners to “backdate” a Policy by electing a Policy Effective Date which is up to six months prior to the date of the original application; state restrictions may apply. Charges will be deducted, as of the new Policy Effective Date, for the backdated period for Monthly Deductions.

B. Initial Premium Processing and Premium Payments

Premiums for the Policies will not be the same for all Owners. The minimum initial premium depends on a number of factors, including age, sex and Premium class of the proposed Insured, the initial Face Amount requested by the applicant, any supplemental riders and endorsements requested by the applicant and the planned periodic premiums that the applicant selects.

For Policies issued in states where, upon cancellation during the Cancellation Period, the Company is required to return at least the Owner’s premium payments, the Company reserves the right to allocate the initial net premium payment (and any subsequent net premium payments made during the Cancellation Period) to the Money Market Sub-Account until the expiration of the number of days in the Cancellation Period. Upon expiration of this period, the Policy Value in the Money Market Sub-Account and all net premium payments will be allocated according to the Owner’s allocation instructions then in effect. In all other states, the Company will allocate the initial net premium payment (and any subsequent net premium payments made during the Cancellation Period) in accordance with the Owner’s instructions.

The Company may recommend a periodic premium amount. The actual amount of premium needed may change, depending on the number of premium payments made, changes in coverage, investment experience, monthly risk rate, and partial withdrawals and Policy loans made.

An Owner may make unscheduled premium payments as described below prior to reaching Attained Age 121. Additional premium payments may be limited to amounts that will not cause the Policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code. The minimum additional premium payment that will be accepted at one time is set forth in the Policy Schedule. The Company reserves the right to restrict or refuse additional premium payments that exceed the initial periodic premium amount shown on the Policy Schedule. No premium will be refused if it is necessary to continue coverage of the Policy.

The cost of insurance rate for a Policy is based on and varies with the Issue Age, sex and Premium class of the Insured and on the number of years that a Policy has been in force. Protective Life places Insureds in the following Premium classes, based on underwriting: fully underwritten (ages 20-75) and guaranteed underwriting (ages 20-70). Protective Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policies. The guaranteed rates for standard classes are based on the 2017 Commissioners’ Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates (“2017 CSO Tables”). The guaranteed rates for substandard classes are based on multiples of, or additions to, the 2017 CSO Tables. Currently, the guaranteed minimum rate is$0.01 per $1000 and the guaranteed maximum rate is $83.33 per $1000.

Protective Life’s current cost of insurance rates may be less than the guaranteed rates that are set forth in the Policy. Current cost of insurance rates will be determined based on Protective Life’s expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience. In determining current cost of insurance charges, we may consider a variety of factors, including those unrelated to mortality experience.

Protective Life will also determine a separate cost of insurance rate for each increment of Face Amount based on the Policy duration and the Issue Age, sex and Premium class of the Insured at the time of the request for an increase. The following rules will apply for purposes of determining the Net Amount at Risk for each Premium class.

Protective Life places the Insured in a Premium class when the Policy is issued, based on Protective Life’s underwriting of the application. This original Premium class applies to the Initial Face Amount. When an increase in Face Amount is requested, Protective Life conducts underwriting before approving the increase (except as noted below) to determine whether a different Premium class will apply to the increase. If the Premium class for the increase has lower cost of insurance rates than the original Premium class (or the Premium class of a previous increase), the Premium class for the increase also will be applied to the Initial Face Amount and any previous increases in Face Amount beginning as of the effective date of the current increase. If the Premium class for the increase has a higher cost of insurance rate than the original Premium class (or the Premium class of a previous increase), the Premium class for the increase will apply only to the increase in Face Amount.

C. Lapse and Reinstatement Procedures

Failure to pay planned periodic premiums will not necessarily cause a Policy to Lapse (terminate without value). Paying all planned periodic premiums will not necessarily prevent a Policy from lapsing. A Policy will Lapse if its Policy Value less the Policy Debt is insufficient to cover the Monthly Deduction on the Monthly Anniversary Day. If the Cash Surrender Value on any Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date, the Policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Cash Surrender Value or the Cash Surrender Value has decreased because an Owner has not paid sufficient Net Premiums to offset prior Monthly Deductions.

There is a 61-day grace period to make a payment of Net Premium at least sufficient to cover the current and past due Monthly Deductions. Protective Life will send the Owner, at the Owner’s last known address and the last known address of any assignee of record, notice of the premium required to prevent Lapse. A Policy will remain in effect during the grace period. If the Insured should die during the grace period, the Death Benefit Proceeds payable to the Beneficiary will reflect a reduction for the Monthly Deductions due on or before the date of the Insured’s death as well as any unpaid Policy Debt or liens (including accrued interest). Unless the premium stated in the notice is paid before the grace period ends, the Policy will Lapse.

A Policy may be reinstated within 3 years after the coverage ceased, unless it has been surrendered. For a Policy to be reinstated, the Company must receive:

1.              A Request from the Owner;

2.              Evidence of insurability for the Insured and any other person covered by any rider or endorsement, at the  Owner’s expense;

3.              Payment of the cost of insurance for the grace period;

4.              Payment of an amount equal to 4 months’ cost of insurance and other expense charges. Such payment less the expense charges will be credited to the Policy Value as of the date of reinstatement; and

5.              Payment or reinstatement of any Policy Debt which was outstanding as of the date the coverage ceased, including interest thereon. Interest will be the maximum loan interest rate per year and will be compounded annually to the date of the Policy reinstatement.

Reinstatement will become effective on the date the application for reinstatement is approved by the Company. In some circumstances, the reinstated Policy may be a modified endowment contract under Section 7702A of the Code, even if the Policy was not a modified endowment contract prior to lapse.

II. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

The principal policy provisions and administrative procedures regarding “redemption” transactions are summarized below. Due to the insurance nature of the Policies, the procedures that will be followed may be different from the redemption procedures for mutual funds and contractual plans.

A. Surrenders and Withdrawals

At any time while the Policy is still in force and while the Insured is still living, the Owner may surrender the Policy for its Cash Surrender Value. Cash Surrender Value is determined as of the end of the Valuation Period during which the Written Notice in Good Order requesting the surrender, the Policy and any other required documents are received by Protective Life at the Home Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 P.M. Central Time. Protective Life will process any surrender request in Good Order received at the Home Office at or after the end of the Valuation Period on the next Valuation Date. The Cash Surrender Value is paid in a lump sum unless the Owner requests payment under a settlement option that the Company is then offering. Payment is generally made within 7 calendar days but may be subject to postponement. A Policy which terminates upon surrender cannot later be reinstated.

There is no surrender charge associated with the Policy.

An Owner may request, by Written Notice in Good Order received at the Home Office, a partial withdrawal of Policy Value at any time while the Policy is in force. The amount of any partial withdrawal must be at least $500 and may not exceed 90% of Policy Value less outstanding Policy Debt. The Company will charge an administrative fee not greater than $25 per withdrawal on partial withdrawals after the first in a Policy Year. The partial withdrawal fee will be deducted proportionally from all Sub-Accounts and Fixed Account. There are limits to taking partial withdrawals from the Fixed Account.

The Total Face Amount (if Death Benefit Option 1 applies) and Policy Value will be reduced by the amount of any withdrawals. Protective Life will withdraw the amount requested, plus a withdrawal charge from unloaned Policy Value as of the end of the Valuation Period during which the Written Notice in Good Order is received at the Home Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 P.M. Central Time.

Protective Life will process any withdrawal request in Good Order received at the Home Office at or after the end of the Valuation Period on the next Valuation Date. The amount of a withdrawal will be withdrawn from the

Sub-Accounts and the Fixed Account in proportion to the amounts in the Sub-Accounts and the Fixed Account bearing on your Policy Value. An Owner cannot repay amounts taken as a partial withdrawal. Any subsequent payments received by the Company will be treated as additional premium payments and will be subject to the Company’s limitations on premiums.

B. Changes in Face Amount

The Owner may request a change in the Face Amount of the Policy at any time within certain limits. The request must be received in writing in Good Order at the Home Office.

Any increase in the Face Amount must be at least $25,000 and an application must be submitted in Good Order. Protective Life will require satisfactory Evidence of Insurability. In addition, the Insured’s current Attained Age must be less than the maximum Issue Age for the Policies, as determined by Protective Life from time to time. he increase in Face Amount will become effective as of the Monthly Anniversary Day following the date that Protective Life approves the request for the increase, and the Policy Value will be adjusted to the extent necessary to reflect a Monthly Deduction as of the effective date based on the increase in Face Amount.

Each increase to the Face Amount is considered to be a new segment to the Policy. When an increase is approved, Net Premium is allocated against the original Policy segment up to the seven-pay Premium limit established on the Issue Date. Any excess Net Premium is then allocated toward the new segment. Each segment will have a separate target Premium associated with it. The expense charge applied to Net Premium is higher up to target and lower for Net Premium in excess of the target as described in detail in the “CHARGES AND DEDUCTIONS” section of the Prospectus. The expense charge formula will apply to each segment based on the target Net Premium for that segment. In addition, each segment will have a new incontestability period and suicide exclusion period as described in the “DEATH BENEFIT PROCEEDS — Limits on Policy Rights” section of the Prospectus.

Increasing the Face Amount of the Policy may increase the Death Benefit and may have the effect of increasing monthly cost of insurance charges.

The minimum decrease in the Face Amount is $25,000 and a request must be submitted in Good Order. The decrease in Face Amount will become effective on the Monthly Anniversary Day following the date that Protective Life approves the request for the decrease. If the decrease would cause the Death Benefit to be based on the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule, Protective Life reserves the right to decline or limit the amount of such decrease. Although Protective Life will attempt to notify an Owner if a decrease in the Face Amount will cause a Policy to be considered a modified endowment contract under Section 7702A of the Code, we will not automatically return premium.

The Face Amount after any decrease must be at least $100,000. If the Initial Face Amount of the Policy has been increased prior to the requested decrease, then the decrease will first be applied against any previous increases in Face Amount in the reverse order in which they occurred.

Decreasing the Face Amount of the Policy may reduce the Death Benefit and may have the effect of decreasing monthly cost of insurance charges.

C. Change in Death Benefit Option

The Owner must indicate a Death Benefit Option in the application for the Policy. On or after the first Policy Anniversary, but not more than once each Policy Year, the Owner may change the Death Benefit Option on the Policy subject to the following rules. The request must be received in writing in Good Order at the Home Office. After any change, the Face Amount must be at least $100,000. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Protective Life approves the request. Protective Life may require satisfactory Evidence of Insurability. All changes must be approved by Protective Life at the Home Office before they will be effective. Any change will be effective on the Monthly Anniversary following the date the Company approves the Request. Protective Life reserves the right to decline to change the Death Benefit Option if after the change the Death Benefit would not be based on the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule.

When a change from Option 1 to Option 2 is made, the Face Amount after the change is effected will be equal to the Face Amount before the change less the Policy Value on the effective date of the change. When a change from Option 2 to Option 1 is made, the Face Amount after the change will be equal to the Face Amount before the change is effected plus the Policy Value on the effective date of the change.

There is a maximum fee of $100 for change of death benefits as stated in the Policy Schedule.

D. Death Benefit Claims

While the Policy remains in force, the Company will pay a death benefit to the named beneficiary in accordance with the death benefit option elected by the Owner. The Company will pay the death benefit within seven calendar days after receipt in its home office of all necessary proof of death of the Insured. Payment of a death benefit may be postponed under certain circumstances, such as the New York Stock Exchange being closed for reasons other than customary weekend and holiday closings. Death Benefit Proceeds are paid in a lump sum or under a settlement option that the Company is then offering.

The Death Benefit Proceeds are equal to the Death Benefit calculated as of the date of the Insured’s death, less (1) any Policy Debt on that date and any liens for payments made under an accelerated death benefit rider or endorsement (including any accrued interest), and less (2) any past due Monthly Deductions.

The calculation of the Death Benefit depends on the Death Benefit Option elected.

The Policy has two Death Benefit Options:

Option 1. The “Level Death” Option. Under this option, the death benefit is the greater of —

• the Policy’s Total Face Amount shown on the Policy Schedule, less any partial withdrawals; or

• the Cash Value on the Insured’s date of death multiplied by the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule for the Insured’s age at date of death.

Option 2. The “Coverage Plus” Option. Under this option, the death benefit is the greater of —

• The Total Face Amount shown on the Policy Schedule, plus the Policy Value on the Insured’s date of death; or,

• the Cash Value on the Insured’s date of death multiplied by the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule for the Insured’s age at date of death.

E. Policy Loans

The Owner may request a loan under a Policy. Loans allow the Owner to access Policy Value without incurring taxes and charges associated with withdrawals. Policy loans must be requested by Written Notice in Good Order received at the Home Office. Generally the minimum loan amount is $500 and the maximum loan amount is 90% of the Policy Value. This maximum is reduced by (i) any Policy Debt or any lien outstanding (including accrued interest) on the Valuation Date your loan request is received and (ii) the current Monthly Deductions remaining for the balance of the Policy Year. Outstanding Policy Debt, any lien, and the Monthly Deductions therefore reduces the amount available for new Policy loans. Loan proceeds generally are mailed within seven calendar days of the loan being approved.

When a Policy loan is made, an amount equal to the loan is transferred out of the Sub-Accounts and/or the Fixed Account and into a Loan Account established for the Policy. Like the Fixed Account, a Policy’s Loan Account is part of Protective Life’s General Account and amounts therein earn interest as credited by Protective Life from time to time. Because Loan Account values are part of Policy Value, a loan will have no immediate effect on the Policy Value. In contrast, Cash Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Sub-Accounts and/or the Fixed Account from which collateral is transferred to the Loan Account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account in the same proportion that the value in each Sub-Account and the Fixed Account bears to the total unloaned Policy Value on the date that the loan is made.

On each Policy Anniversary, an amount of Policy Value equal to any due and unpaid loan interest (explained below), is also transferred to the Loan Account. Such interest is transferred from each Sub-Account and the Fixed Account in the same proportion that each Sub-Account Value and the Fixed Account Value bears to the total unloaned Policy Value.

The Owner may repay all or part of Policy Debt (the amount borrowed plus accrued interest) at any time while the Insured is living and the Policy is in force. Loan repayments in Good Order must be sent to the Home Office and are credited as of the Valuation Date received. The Owner may specify by Written Notice that any unscheduled premiums paid while a loan is outstanding be applied as loan repayments. (Loan repayments, unlike unscheduled premium payments, are not subject to the premium expense charge.) When a loan repayment is made, Policy Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Sub-Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Cash Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner(s), amounts are transferred to the Sub-Accounts and the Fixed Account in the same proportion that Net Premiums are allocated. Protective Life’s ability to credit interest on Policy Value in the Loan Account is subject to the Company’s financial strength and claims paying ability.

Loan Interest Rates

The interest rate on the Policy loan will be determined annually, using a simple interest formula, at the beginning of each Policy Year. Specific loan interest rate information can be obtained by calling 888-353-2654. That interest rate will be guaranteed for that Policy Year and will apply to all Policy loans outstanding during that Policy Year. Interest is due and payable on each Policy Anniversary. Interest not paid when due will be added to the principal amount of the loan and will bear interest at the loan interest rate.

Presently, the maximum interest rate for Policy loans is the Moody’s Corporate Bond Yield Average — Monthly Average Corporates, which is published by Moody’s Investor Service, Inc. If the Moody’s Corporate Bond Yield Average ceases to be published, the maximum interest rate for Policy loans will be derived from a substantially similar average adopted by your state’s Insurance Commissioner.

We must reduce our Policy loan interest rate if the maximum loan interest rate is lower than the loan interest rate for the previous Policy Year by one-half of one percent or more.

We may increase the Policy loan interest rate but such increase must be at least one-half of one percent. No increase may be made if the Policy loan interest rate would exceed the maximum loan interest rate.

We will send you advance notice of any increase in the Policy loan rate.

III. TRANSFERS

You may transfer the Fixed Account Value or any Policy Value in a Sub-Account to other Sub-Accounts or the Fixed Account, subject to certain restrictions described below.

Upon receipt of Written Notice in Good Order to Protective Life at the Home Office you may transfer the Fixed Account Value to the Variable Account or the Variable Account Value to the Fixed Account subject to certain restrictions described below. Transfer requests received at the Home Office before 3:00 P.M. Central Time are processed as of the Valuation Date the request is received. Requests received in Good Order at or after 3:00 P.M. Central Time are processed as of the next Valuation Date.

Fixed Account Transfers

Transfers into the Fixed Account are limited to once every 60 days and to a maximum amount of $20 million, which can be increased with prior Home Office approval. Your transfer will be rejected if it would cause the value of the Fixed Account to exceed such maximum dollar amount. The limits on the frequency and amount of Transfers into the Fixed Account may be changed or waived by the Company.

Transfers from the Fixed Account may only be made once every 365 days. The maximum to be transferred out will be the greater of 25% of your balance in the Fixed Account or the amount of the transfer in the previous 365-day period. Due to these limitations, if you want to transfer all of your Policy Value from the Fixed Account to the Variable Account, it may take several years to do so. Loans and partial withdrawals are treated as Transfers out of the Fixed Account.

Sub-Account Transfers

An Owner may at any time (in some circumstances only after the Cancellation Period) transfer to another Sub-Account, all or a portion of the Variable Account Value allocated to a Sub-Account.

A fee of $10 per transfer will apply for all non-electronic transfers in excess of 12 made in a Policy Year. We may change the amount of the transfer fee; however, it is guaranteed to never exceed $10 per transfer. All transfers requested on the same Business Day will count as only one transfer toward the 12 free transfers. Likewise, any transfers under dollar cost averaging or periodic rebalancing of your Sub-Account Value under the rebalancing option do not count toward the 12 free transfers (a one-time rebalancing, however, will be counted as one transfer). Currently, electronic transfers do not count towards the 12 free transfers; however, we reserve the right, at any time, to charge for electronic transfers in excess of the free transfers allowed.

Upon receipt of Written Notice in Good Order, or where transfers are allowed to be made electronically or in such manner as Protective Life authorizes from time to time, to Protective Life at the Home Office, you may transfer the Variable Account Value between Sub-Accounts, subject to certain restrictions described below. Transfers may be requested by indicating the transfer of either a specified dollar amount or a specified percentage of the Sub-Account Value from which the transfer will be made. Transfer requests received at the Home Office before 3:00 P.M. Central Time are processed as of the Valuation Date the request is received. Requests received in Good Order at or after 3:00 P.M. Central Time are processed as of the next Valuation Date.

Transfer privileges are subject to the Company’s consent. We reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred to a Sub-Account; and (2) the minimum Sub-Account Value that must remain following a transfer from that Sub-Account. In addition, we may enforce the restriction on transfers set forth in your Policy and in cases of identified market timing unless the Sub-Account has additional restrictions that are noted in the respective Fund’s prospectus. Protective Life may, however defer transfers under the same conditions that payment of Death Benefit Proceeds, withdrawals and surrenders may be delayed. The minimum amount that may be transferred is the lesser of $100 or the entire amount in any Sub-Account from which the transfer is made. If, after the transfer, the amount remaining in a Sub-Account(s) would be less than $1000, Protective Life reserves the right to transfer the entire amount instead of the requested amount.

The Company will give written notice thirty (30) days before we limit the number of transfers. The transfer fee, if any, is deducted from the amount being transferred. Protective Life reserves the right to terminate, suspend or modify transfer privileges at any time.

Dollar Cost Averaging

If the Owner elects at the time of application or at any time thereafter by Written Notice in Good Order to Protective Life at the Home Office, the Owner may systematically and automatically allocate a predetermined dollar amount, subject to the Company’s minimum, at regular intervals from a Sub-Account (“Source Sub-Account”) to one or more other specified Sub-Accounts, subject to the following restriction: no transfers may be made into or out of the Fixed Account. This is known as the Dollar-Cost Averaging method of investment. By transferring on a regularly scheduled basis as opposed to allocating the total amount at one particular time, Owner may be less susceptible to the impact of market fluctuations in Sub-Account unit values. Protective Life, however, makes no guarantee that the Dollar-Cost Averaging method will result in a profit or protect against loss.

The unit value will be determined on the dates of the transfers. You must specify the dollar amount to be transferred into each designated Sub-Account. Transfers may be set up on any one of the following frequency periods: monthly, quarterly, semiannually, or annually. The transfer will be initiated on the next frequency period following the date of your request. We will provide a list of Sub-Accounts eligible for Dollar-Cost Averaging that may be modified from time to time. Amounts transferred through Dollar-Cost Averaging are not counted against the 12 free transfers allowed in a Policy Year. You may not participate in Dollar-Cost Averaging and Portfolio Rebalancing (described below) at the same time. Participation in Dollar-Cost Averaging does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market.

Automatic transfers for Dollar-Cost Averaging are subject to all transfer restrictions and limits on frequent transfer activity. Dollar-Cost Averaging transfers may commence on any day of the month that you request. If no day is selected, transfers will occur on the Monthly Anniversary Day. We have the right to restrict these transfers until 6 days after the end of the Cancellation Period.

Once elected, Protective Life will continue to process Dollar-Cost Averaging transfers until the earlier of the following:(1) the number of designated transfers has been completed, (2) the Policy Value in the appropriate source Sub-Account is depleted, (3) the Owner, by Written Notice received by Protective Life at the Home Office, instructs Protective Life to cease the automatic transfers, (4) a grace period begins under the Policy, or (5) the maximum amount of Policy Value has been transferred under the Dollar-Cost Averaging program.

Automatic transfers made to facilitate Dollar-Cost Averaging will not count toward the 12 transfers permitted each Policy Year. Protective Life reserves the right to modify, suspend, or terminate dollar cost averaging at any time.

Portfolio Rebalancing

At the time of application or at any time thereafter by Written Notice in Good Order to Protective Life, Owner may instruct Protective Life to automatically transfer, on a periodic basis, Owner Variable Account Value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account Value among such Sub-Accounts. Such percentage allocations must be in whole numbers and must allocate amounts only among the Sub-Accounts. Portfolio Rebalancing does not include transfers into or out of the Fixed Account. There is no charge for this service. A minimum Variable Account Value of $100 is required for Portfolio Rebalancing.

Participation in portfolio rebalancing does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market.

Unless Owner instruct otherwise when electing rebalancing, the percentage allocation of Owner Variable Account Value for Portfolio Rebalancing will be based on Owner premium allocation instructions in effect at the time of rebalancing. Owner can change Owner premium allocation instructions by submitting Written Notice in Good Order to the Home Office. Portfolio Rebalancing may commence on any day of the month that Owner request except the 29th, 30th or 31st. If no day is selected, rebalancing will occur on each applicable Monthly Anniversary Day. We have the right to restrict Portfolio Rebalancing until six days after the end of the Cancellation Period.

Owner may request that rebalancing occur one time only. If Protective Life receives Written Notice at the Home Office before 3:00 P.M. Central Time, the transfer will take place that same day. If Protective Life receives Written Notice at the Home Office at or after 3:00 P.M. Central Time, Protective Life will process the transfer as of the next Business Day. This transfer will count as one transfer towards the 12 free transfers allowed in a Policy Year.

Owner may also choose to rebalance Owner Variable Account Value on a quarterly, semiannual, or annual basis, in which case the first transfer will be initiated on the next frequency period following the date of Owner request. On that date, Owner Variable Account Value will be automatically reallocated to the selected Sub-Accounts. Thereafter, Owner Variable Account Value will be rebalanced once each frequency period. In order to participate in the Portfolio Rebalancing option, Owner entire Variable Account Value must be included. Transfers made with these frequencies will not count against the 12 free transfers allowed in a Policy Year.

Owner may change or terminate Portfolio Rebalancing by Written Notice in Good Order received by Protective Life at the Home Office. Portfolio Rebalancing transfers will not count as one of the 12 free transfers available during any Policy Year.

Protective Life reserves the right to modify, suspend, or terminate portfolio rebalancing at any time.

IV. REFUNDS

The right to examine and cancel the Policy is as defined in the Policy. The Owner may cancel a Policy for a refund during the Cancellation Period by returning it to the Company’s home office or to the sales representative who sold it along with a written request. The Cancellation Period is determined by the law of the state in which the application is signed and is shown in the Policy. In most states, it expires at the latest of: (1) 10 days after the Owner receives the Policy; (2) 45 days after the Owner signs the application; or (3) 10 days after the Company mails or delivers a Notice of Right of Withdrawal. Return of the Policy by mail is effective when it is received at the home office.

Within seven calendar days after receiving the returned Policy, the Company will refund (i) the difference between premiums paid and amounts allocated to the fixed account or the variable account (after deduction of any policy fees and/or other charges), plus (ii) fixed account value determined as of the date the returned Policy is received, plus (iii) variable account value determined as of the date the returned Policy is received. This amount may be more or less than the aggregate Premium Payments. In states where required, the Company will refund Premium Payments to the Owner of the Policy.

An increase in Face Amount may also be cancelled by the Owner in accordance with the Policy’s cancellation period provisions. The amount refunded will be calculated in accordance with the provisions described above. If no additional Premium Payments are required in connection with the Face Amount increase, the amount refunded is limited to that portion of the first monthly deduction following the increase and will be reallocated to the Sub-Account(s) and the Fixed Account in the same proportion that each sub-account value and the fixed account value bears to the total unloaned Policy Value as of the effective date of the cancellation. The effective date of this cancellation will be equal to the effective date of the face increase.

V. GENERAL PROVISIONS

A. Suicide

If the Insured dies by suicide, while sane or insane, within two years after the Policy Effective Date, the Death Benefit will be limited to the premium payments made before death, less any Policy Debt, liens (including accrued interest) and any withdrawals. If the Face Amount is increased and if the Insured commits suicide, while sane or insane, within 2 years from the effective date of any increase, the Company will pay the cost of insurance paid for the amount of increase. The Face Amount of the Policy will be reduced to the Face Amount that was in effect prior to the increase. The Company will not pay any portion of the increased Face Amount, other than the Death Benefit (and only if it is greater than the Face Amount prior to the increase).

The Company reserves the right to request and obtain evidence as to the manner and/or cause of the Insured’s death.

B. Representations and Contestability

Unless fraud is involved, Protective Life will not contest the Policy, or any supplemental rider or endorsement, after the Policy, rider, or endorsement has been in force during the Insured’s lifetime for two years from the Policy Effective Date or the effective date of the rider or endorsement. Likewise, unless fraud is involved, Protective Life will not contest an increase in the Face Amount with respect to statements made in the Evidence of Insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.

C. Misstatement of Age or Sex

If the Insured’s age or sex (in non-unisex states) has been misstated in the application for the Policy or in any application for supplemental riders or endorsements, the Death Benefit under the Policy or such supplemental riders or endorsements is the amount which would have been provided by the most recent cost of insurance charge, and the cost of such supplemental riders or endorsements, at the correct age and sex. The applicable factor used in determining the Death Benefit shall be the factor required by Section 7702 of the Code reflecting the Insured’s correct age and/or sex.

If the age is misstated in such a way that the Insured was not eligible for coverage under the Policy, a mortality charge and benefit will be extrapolated.

Dated: December 14, 2020